UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MELLANOX TECHNOLOGIES, LTD.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.0175 per share

(Title of Class of Securities)

M51363113

(CUSIP Number)

Dorian Daley, Esq.

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

William M. Kelly, Esq.

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: ORACLE CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,782,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,782,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,782,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%[1]
14	TYPE OF REPORTING PERSON CO

[1]

Based upon 38,441,288 ordinary shares of the issuer to be outstanding upon the consummation of the Public Offering (as defined in Item 4), assuming no exercise of the underwriters’ over-allotment option, as reported in the prospectus dated September 20, 2011 relating to the Public Offering and filed by the issuer with the Securities and Exchange Commission on September 21, 2011.

This Amendment No. 1 amends and supplements Items 2, 3, 4, 5 and 6 of the Schedule 13D originally filed by Oracle Corporation on November 1, 2010 (the “Schedule 13D”) relating to the Ordinary Shares, nominal value of NIS $0.0175 (the “Shares”), of Mellanox Technologies, LTD. (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used by not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Schedule A, referenced in Item 2 of the Schedule 13D, is amended and restated in its entirety as set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following new paragraph:

The total amount of funds required by Oracle for the purchase of 345,000 Shares in the Public Offering (as defined in Item 4) is approximately $11.0 million and will be obtained from the working capital of Oracle.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding, immediately prior to the penultimate paragraph of Item 4, the following:

On September 20, 2011, the Issuer announced the registered underwritten public offering of 3,000,000 Shares (the “Public Offering”) at a public offering price of $31.75 per share pursuant to the prospectus dated September 20, 2011, which is part of the Issuer’s Registration on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011. Oracle has committed to purchase 345,000 of the Shares sold in the Public Offering from the underwriters at the offering price for a total purchase price of approximately $11.0 million.

The additional shares are being purchased for investment purposes only and solely to minimize dilution resulting from the Public Offering. Except as described herein, Oracle has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j), inclusive, of Item 4 of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by deleting paragraphs (a) and (c) and replacing each with the following:

(a) The aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by Oracle is stated in Items 11 and 13 on the cover page hereto, including the 345,000 Shares Oracle has agreed to purchase in the Public Offering.

Except as set forth herein, neither Oracle, nor, to the knowledge of Oracle, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except as described herein, no transactions in the class of securities reported on were effected by Oracle or, to the knowledge of Oracle, any of the persons named in Schedule A hereto during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding, immediately following the final paragraph thereof, the following:

Notwithstanding the foregoing, see Item 4 for a description of Oracle’s commitment to purchase 345,000 Shares in the Public Offering.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2011	ORACLE CORPORATION

	By:	/s/ Dorian Daley
	Name:	Dorian Daley
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Jeffrey O. Henley	Chairman of the Board of Directors

Lawrence J. Ellison	Chief Executive Officer

Donald L. Lucas	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025

Dr. Michael J. Boskin	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 34 Galvez Mall, Stanford, CA 94305

Jeffrey S. Berg	Chairman and Chief Executive Officer of International Creative Management, Inc. MGM Tower, 10250 Constellation Blvd., 9th Floor, Los Angeles, CA 90067

Safra A. Catz	President and Chief Financial Officer

Hector Garcia-Molina	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA 94305

H. Raymond Bingham	Advisory Director of General Atlantic LLC 228 Hamilton Avenue, Palo Alto, CA 94301

Naomi O. Seligman	Senior Partner of Ostriker Von Simson 220 East 61st Street, New York, NY 10065

George H. Conrades	Chairman of Akamai Technologies, Inc. 8 Cambridge Center, Cambridge, MA 02142

Bruce R. Chizen	Independent Consultant and Senior Adviser to Permira Advisers LLP 64 Willow Place, Suite 101, Menlo Park, CA 94025

Mark V. Hurd	President

Name	Present Principal Occupation Including Name and Address of Employer

Executive Officers (Who Are Not Directors)

John Fowler	Executive Vice President, Systems

Thomas Kurian	Executive Vice President, Product Development

Dorian E. Daley	Senior Vice President, General Counsel and Secretary

William Corey West	Senior Vice President, Corporate Controller and Chief Accounting Officer